SUPPL

PARTE PERTINENTE ACTA DE LA SESION DE DIRECTORIO DEL BANCO DE GUAYAQUIL S.A., CELEBRADA EL CELEBRADA EL DIA TREINTA Y UNO DE MAYO DEL AÑO DOS MIL SIETE.-

En la ciudad de Guayaquil, a los treinta y un días del mes de mayo del año dos mil siete, en el edificio matriz del Banco situado en las calles Pichincha No. 107 y P. Ycaza, local del séptimo piso, siendo las diecisiete horas, con el objeto de celebrar Sesión de Directorio se encuentran reunidas los señores directores: Ingeniero Carlos Lasso Mendoza; Doctor Galo García Feraud, Sr. Marco Borja Barrezueta, Ab. Raúl Gómez Ordeñana; Ing. Raymond Raad Dibo y el Alm. Fernando Donoso Morán.

Asisten también el Presidente Ejecutivo del Banco, señor Guillermo Lasso Mendoza, la Primera Vicepresidenta Ejecutiva, Sra. Carmen Soriano de García, los Vicepresidentes Ejecutivos, Víctor Hugo Alcívar Alava, Ec. Angelo Caputi Oyague y el Ec. Julio Mackliff Elizalde; el asesor Legal del Banco, Dr. René García Llaguno; el Secretario Titular del Banco, Doctor Juan Carlos Tarré Intriago y la secretaria alterna, Abogada Camila Peña Arellano.

En virtud del artículo Vigésimo Cuarto del estatuto social del Banco, actúa como Presidente de la sesión el Vicepresidente del Directorio, Ing. Carlos Lasso Mendoza, en virtud de la ausencia del Presidente, y actúa como Secretario el Titular, Doctor Juan Carlos Tarré Intriago.

dlw 6/19

".....La Presidencia dispone que se pase a conocer el cuarto punto del orden del día, esto es: Conocer y resolver sobre el reparto de dividendos anticipados correspondientes a las utilidades acumuladas al 31 de mayo del 2007.

El Presidente cede la palabra al Presidente Ejecutivo del Banco, quien expone a los señores Directores que en vista de los resultados obtenidos del año en curso y una vez cumplidos los requisitos establecidos en los literales a) y b) del artículo 41 de la Ley General de Instituciones del Sistema Financiero, se recomienda el reparto de dividendos anticipados por la cantidad de US$5´000,000.00, correspondientes a las utilidades acumuladas al 31 de mayo del año 2007.

Luego de las deliberaciones respectivas, los señores Directores resolvieron al tenor de lo dispuesto en el artículo vigésimo tercero, literal n), del Estatuto Social del Banco, aprobar el reparto de dividendos anticipados, correspondientes a las utilidades acumuladas al 31 de mayo del 2007, del ejercicio económico en curso, por la cantidad de US$5´000,000.00...."

CERTIFICO: Que la parte pertinente del acta que antecede es fiel copia de su original que reposa en los archivos del Banco, a la que me remitiré en caso de ser necesario.

Guayaquil, 31 de mayo del 2007

Dr. Juan Carlos Tarré Intriago
Secretario del Directorio

PERTINENT PORTION, MINUTES OF THE BOARD OF DIRECTORS' MEETING OF BANCO DE GUAYAQUIL S.A. HELD ON MAY THIRTY-FIRST OF THE YEAR TWO THOUSAND SEVEN.-

In the city of Guayaquil, on May thirty first of the year two thousand seven, in the main building of the Bank located at Pichincha No. 107 and P. Ycaza, seventh floor, at seventeen hours, for the purpose of holding the Meeting of the Board of Directors, the following members were present: Engineer Carlos Lasso Mendoza; Doctor Galo Garcia Feraud; Mr. Marco Borja Barrezueta, Lawyer Raul Gomez Ordeñana; Engineer Raymond Raad Dibo and Alm. Fernando Donoso Moran.

The Executive President, Mr. Guillermo Lasso Mendoza; First Vice Executive President, Mrs. Carmen Soriano de Garcia, Executive Vice Presidents, Victor Hugo Alcivar Alava, Ec. Angelo Caputi Oyague and Ec. Julio Mackliff Elizalde; legal counselor, Dr. Rene Garcia Llaguno; Main Secretary of the Bank, Doctor Juan Carlos Tarré Intriago and Alternate Secretary, Lawyer Camila Peña Arellano were also present at the meeting.

By virtue of article Twenty-four of the bylaws of the Bank, the Vice President of the Board of Directors, Engineer Carlos Lasso Mendoza acted as President of the Meeting, considering the absence of the President, and Doctor Juan Carlos Tarré Intriago acted as Main Secretary.

"...The President orders that the fourth item of the agenda be discussed, that is: to take cognizance and decide as to an early profit sharing corresponding to profit accrued up to May 31, 2007.

The President grants the floor to the Executive President of the Bank, who informed the members of the Board of Directors that considering the results obtained during the present year and having complied with the requirements indicated in letters a) and b) of article 41 of the General Law of Institutions of the Financial System, the early profit sharing in the amount of US$ 5'000.000.00 corresponding to profit accrued up to May 31, 2007 is recommended.

Upon deliberations and pursuant to that provided in article twenty-three, letter n) of the Bylaws of the Bank the members of the Board of Directors decided the early distribution of the profit, corresponding to profit accrued up to May 31, 2007 corresponding to the present fiscal year in the amount of US$ 5,000.000.00.."

I certify that the pertinent portion of the foregoing minutes is a true copy of the original document which is in the files of the Bank and to which I may refer if necessary.

Guayaquil, May 31, 2007

DR. JUAN CARLOS TARRE INTRIAGO
SECRETARY OF THE BOARD OF DIRECTORS

First Quarter 2007

As of March 31

Index

Next, we will review Banco de Guayaquil's performance results as of March 31, 2007.

In this quarter, Banco de Guayaquil increased its gross earnings in 32.70%, compared to last year's first quarter earnings. Its liquidity levels grew at 44.56% over total short term deposits. Its Capital adequacy ratio (12.44%) is 3.44 percentage points higher than the one required by law (9.00%). Past due loan ratio decreased to 1.58%, with allowances for non recovered loans equivalent to 137.00% of the total past due loan.

These results have allowed us to maintain AAA- risk rating. Banco de Guayaquil's stock, traded at US$3.20, is the most traded stock at Guayaquil Stock Exchange.

1 Macroeconomic Ratios

2 Banco de Guayaquil

Social Economic Environmen



1 Social Economic Environment

Central Bank of Ecuador estimates that GDP will increase 3.47% this year. The Government's economic plan has estimate that economic growth will be between 3.3% and 4.4%, depending on the achievement of the different goals proposed in this plan. As of March 31st 2007, the economic annual growth was 2.9%.

The oil income in 2007 fell 6%, reaching US $1,414 millions, with respect to the budget. In 2006, the income was US $1,504. This is a result of the 38.7% decrease in the direct oil exports.

By the end of March, the annual consumer inflation decreased to 1.47%. The inflation estimated data for 2007 is 2.90%, this estimate does not consider an acceleration of public investment. Considering the strategy for social investment proposed by the government, the inflation could increase to 3.5%.

The financial sector manages a strong, dynamic and confidence liquidity system. The investments the banking sector has abroad reduces the risk due to diversification in order to protect depositor's money.

Ecuadorian financial sector is perhaps the most prepared to take the globalization challenge. It is the most open in the region and the most linked to the international economy. Ecuadorian banking sector meets three basic conditions that determines its efficiency in the sector: solvent and profitable institutions, efficient intermediation for economy development and they operate in an adequate regulation frame and banking supervision.

As of March 31, 2007

Inflation (12 months)	1.47%
International Monetary Reserve (in millions)	US $2,182
Lending Interest Rate	8.93%
Borrowing Interest Rate	4.96%
Central Bank of Ecuador Basic Rate	4.96%
Unemployment*	9.90%
Country Risk	650 points

*February, 2007

First Quarter 2007

As of March 31

2 Banco de Guayaquil

Banco de Guayaquil results showed the directors' commitment and dedication, complemented with the rest of the functionaries' efforts, in persecuting and completing the assigned goals that were fixed to guarantee the permanent growth and consolidate. These results position the Bank as Ecuador's second largest bank measured by the amount of assets, and at the same time consolidates its status as one of the most solid institutions of the financial system.

The performance report confirms the statement above, by presenting a brief summary of the Bank's principal indicators at the end of 2007 first quarter.

The accumulated profit as of March 31st is US $10.6 million, which compared to the US $8.0 million obtained during the same period in the year 2006, represents a 32.70% growth.

The profitability ratios have also showed positive results, obtaining at the end of the first quarter of 2007 a ROE of 36.07%, meanwhile the ROE for the same period in 2006 was 32.75%. The ROA also had a positive behavior increasing from 2.27% in March 2006 to 2.47% in March 2007.

At the end of the first quarter of 2007, Banco de Guayaquil Assets plus net contingent accounts reached US $1,825.4 million, which represent a 14.11% market share. The Loan portfolio, which includes loan portfolio and net contingents, was the most significant; it reached US $879.8 million, which represents a 27.48% growth rate compared to 12 months before. Another aspect of the bank that has to be highlighted is the loan portfolio quality, at March 31st, 2007 the portfolio has 97.82% of its structure with A and B rating, this represents minimal risk levels.

The Bank's growth is based on natural people segment, with products like credit cards, transactional services and other types of consumption credits segment. Another important segments for the Bank's growth has been the Institutional, PYME (Small and Medium Enterprises) and Corporative banking.

At this moment the Bank counts with 127 offices and extended service windows and 480 ATM in 34 cities of the country this allows the Bank to be present in almost all national territory and support its commercial market share.

Banco the Guayaquil has important agreements with international financial institutions like CAF, Interamerican Development Bank (IDB), Interamerican Investment Corporation (IIC), International Finance Corporation (IFC) Wachovia Bank, Regions Bank, American Express, Standard Chartered and important local enterprises. This restates the quality and prestige of this financial institution has earned in international markets.

Results Evaluatoi

3 Assets & Contingent Accounts

4 Liquidity

5 Investments

6 Loan Portfolio

7 Past Due Loans

8 Reserves for Non Recovered Loans

9 Core Deposits

10 Capitlal Adequacy Ratio & Equity

11 Profitability (ROE)

12 Operational Expenditures / Deposists

13 Operational Expenditures / Assets

14 Operational Expenditures / Sales



3 Assets & Contingent Accounts

Total assets plus contingent accounts of Banco de Guayaquil as of March 31, 2007 was US $1,825,375 thousand, which compared to the figure at March 31, 2006 (US $1,513,102 thousand) represents an 20.64% growth rate.

Next table presents the Assets + Contingents of the top 10 banks and the Financial System.:

Assets & Contingent Accounts
As of March 31, 2007

BANKS	IN THOUSAND DOLLARS	SHARE (%)	RANKINS
PICHINCHA	2.998.539	24,02%	1
GUAYAQUIL	1.723.230	13,80%	2
PRODUBANCO	1.408.552	11,28%	3
PACIFICO	1.370.528	10,98%	4
BOLIVARIANO	1.035.035	8,29%	5
INTERNACIONAL	976.823	7,83%	6
AUSTRO	419.789	3,36%	7
SOLIDARIO	338.352	2,71%	8
CITIBANK	315.005	2,52%	9
MACHALA	269.065	2,16%	10
TOP 10	10.854.918	86,96%	
FINANCIAL SYSTEM	12.482.903	100,00%	

Next exhibit presents Total Assets + Contingents' evolution of the last 12 months:

Evolution in Thousans of Dollars


2.000.000
1.600.000
1.200.000
800.000
400.000
0
1.513.102
1.825.375
20,64%
March 06
March 07

4 Liquidity Ratio

The liquidity ratio is represented by the total funds available (US $444,646 Thousand) over the total short term deposits (US $997,967 Thousand). In March 31st, 2007, Banco de Guayaquil had a ratio of 44.56%, the second best ratio of the financial system.

The financial system's liquidity ratio was 28.34%.

Liquidity Ratio
As of March 31, 2007

BANKS	RATIO	RANKINS
BOLIVARIANO	48,10%	1
GUAYAQUIL	44,56%	2
CITIBANK	35,70%	3
SOLIDARIO	28,13%	4
MACHALA	24,65%	5
INTERNACIONAL	22,09%	6
PICHINCHA	21,54%	7
AUSTRO	20,38%	8
PACIFICO	19,76%	9
PRODUBANCO	17,23%	10
TOP 10	27,25%	
FINANCIAL SYSTEM	28,34%	

Structura Liquidity Ratio

The "structural liquidity" ratio is based on the composition of customer liabilities and their historic volatility.

The structural liquidity ratio required for Banco de Guayaquil as of March, 2007 was 24.39%, however the constituted ratio was 46.60%, this means it is 1.89 times greater than the needed.

5 Investments

The Investment portfolio includes fixed and high liquidity financial assets, which are negotiated in local and international markets.

The next table presents the portfolio's structure by origin (local or international) and its risk rating recommended by international firms as Moody's and Standard & Poor's.

At the end of March 2007, Banco de Guayaquil has 91.16% of its portfolio on international investments. Additionally, 79.53% of the total portfolio represents financial assets graded AAA on international market.

Investment portfolio
As of March 31, 2007

ORIGIN	THOUSAND DOLLARS	SHARE (%)
INTERNATIONAL	325.850	91,16%
LOCAL	31.607	8,84%
TOTAL	357.458	100,00%

Investment risk rating
As of March 31, 2007

RATING	INTERNATIONAL	LOCAL	TOTAL	SHARE (%)
AAA	238.449	4.896	243.345	68,08%
AA	31.029	9.913	40.942	11,45%
A	56.373	3.824	60.197	16,84%
OTRAS	-	12.974	12.974	3,63%
TOTAL	325.850	31.607	357.458	100,00%

The next table presents Investments to Total Assets ratio of country's Top 10 banks:

Investments/Assets
As of March 31, 2007

BANKS	IN THOUSAND DOLLARS	SHARE (%)	RANKINS
CITIBANK	101.447	43,50%	1
PRODUBANCO	312.608	27,19%	2
PACIFICO	247.284	19,71%	3
GUAYAQUIL	326.450	19,07%	4
AUSTRO	60.835	13,85%	5
PICHINCHA	343.207	11,70%	6
INTERNACIONAL	95.440	11,01%	7
BOLIVARIANO	94.449	9,87%	8
MACHALA	25.257	9,15%	9
SOLIDARIO	3.789	1,15%	10
TOP 10	1.610.765	15,87%	
FINANCIAL SYSTEM	1.702.425	14,38%	

In addition, the chart below presents the investment portfolio's evolution of the last 12 months:

Evolution in Thousans of Dollars


400.000
350.000
300.000
250.000
200.000
150.000
100.000
50.000
0
337.509
326.450
March 06
March 07

6 Loan Portfolio

Banco de Guayaquil total loans volume which includes the gross loan portfolio plus the net contingents increased to US $879,803 thousand in March, 2007. At March 2006 Banco de Guayaquil recorded US $688,195 thousand, which represents a 27.84% growth rate.

The next table presents the top 10 banks' loan volume and theirs market share:

Loan Portfolio
As of March 31, 2007

BANKS	IN THOUSAND DOLLARS	SHARE (%)	RANKINS
PICHINCHA	2.192.159	26,65%	1
PRODUBANCO	883.493	10,74%	2
GUAYAQUIL	879.803	10,69%	3
PACIFICO	835.047	10,15%	4
INTERNACIONAL	732.339	8,90%	5
BOLIVARIANO	645.978	7,85%	6
AUSTRO	291.524	3,54%	7
SOLIDARIO	242.148	2,94%	8
MACHALA	191.942	2,33%	9
CITIBANK	97.914	1,19%	10
TOP 10	6.992.347	84,99%	
FINANCIAL SYSTEM	8.226.890	100,00%	

In addition, next exhibit shows the loans' evolution of the last 12 months:

Evolution in Thousans of Dollars


900,000
750,000
600,000
450,000
300,000
150,000
0
688.195
879.803
27,84%
March.06
March.07

7 Past due Loan Portfolio

These are loans which at the moment of the due date the client have not paid or renewed it.

The total past due loan portfolio includes: the past due loan portfolio plus non accrual loans which may not generate income for the bank.

Banco de Guayaquil Past Due Loans ratio was 1.58%. This ratio at March 31st, 2006 was 2.11%. Banco the Guayaquil ranks first in the consumption segment with a past due loan ratio of 1.72%, while in commercial segment it has the fifth best ratio (1.34%).

The provisions coverage ratio is 137.00% which compared with the March 31st 2006 ratio (120.04%) shows an increase of 16.96 basis points.

The ratio established in the third column of the third table measures the net Past Due Loans (Past Due Loans – Provisions), related to the total loan portfolio.

The last column shows the provisions for non collectable loans ratio, which relates the total provisions to the total credit operations.

Credit risk
As of March 31, 2007

BANKS	TOTAL PAST DUE LOAN PORTFOLIO		PROVISIONS COVERING		NET PAST DUE LOAN PORTFOLIO		PROVISIONS FOR NON COLLECTABLE	
CITIBANK	0,24%	1	1672,70%	1	-2,48%	3	3,94%	5
PRODUBANCO	0,86%	2	334,23%	2	-1,71%	5	2,88%	8
BOLIVARIANO	1,22%	3	273,98%	3	-1,91%	4	3,34%	6
INTERNACIONAL	1,36%	4	152,71%	6	-0,49%	6	2,07%	10
GUAYAQUIL	1,58%	5	137,00%	7	-0,44%	7	2,16%	9
PICHINCHA	2,85%	6	267,30%	5	-4,62%	2	7,62%	2
MACHALA	2,89%	7	109,25%	8	-0,20%	8	3,16%	7
PACIFICO	4,45%	8	271,61%	4	-7,49%	1	12,10%	1
AUSTRO	6,00%	9	77,00%	9	1,46%	9	4,62%	4
SOLIDARIO	8,29%	10	63,20%	10	3,09%	10	5,24%	3
TOP 10	2,61%		211,35%		-2,71%		5,51%	
FINANCIAL SYSTEM	3,10%		173,86%		-2,12%		5,40%	

8 Reserves for Non Recovered Loans

Allowances for Non recovered loans are resources set a side from the utility of the bank to cover potential losses that might occur during the recovery of past due loans.

The amount for allowances on March, 2007 was US $18.893 thousand. During 2007 first quarter, US $2.550 thousand was the amount set aside for allowances.

Next table shows the first quarter Loan Portfolio rating's summary as March 31st 2007, the Required Provisions and the Provisions constituted by Banco de Guayaquil according to the new Regulations established by the Superintendence of Banks.

Loan Portfolio Rating

Summary
As of March 31, 2007

	SUMMARY	BALANCE	%SHARE	REQUIERED PROVISION	CONSTITUTED PROVISION	SURPLUS PROVISION
A	NORMAL RISK	849.642	95,70%	8.584	8.584	0
B	POTENTIAL RISK	18.878	2,13%	1.074	1.074	0
C	INEFFICIENT	13.053	1,47%	4.226	4.226	0
D	DOUBTFULL COLLECTION	2.380	0,27%	1.190	1.190	0
E	PERDIDA	3.910	0,44%	3.910	3.910	0
	TOTAL	887.863	100,00%	18.983	18.983	0

Banco de Guayaquil maintains its strategy and politics to improve risky asset quality. On March 31st, 2007 97.83% of its risk assets had a rating of A and B.

9 Core Deposits

At March 31st 2007 the Core Deposits of Banco de Guayaquil reached US $1,210,0501 thousand.

Next table presents Top 10 banks' Core Deposits in the same period.

Core Deposits
As of March 31, 2007

BANKS	IN THOUSAND DOLLARS	SHARE (%)	RANKINS
PICHINCHA	2.275.485	25,21%	1
GUAYAQUIL	1.210.050	13,41%	2
PACIFICO	983.944	10,90%	3
PRODUBANCO	850.822	9,43%	4
BOLIVARIANO	743.371	8,24%	5
INTERNACIONAL	724.268	8,02%	6
AUSTRO	376.354	4,17%	7
MACHALA	235.346	2,61%	8
SOLIDARIO	198.380	2,20%	9
CITIBANK	190.632	2,11%	10
TOP 10	7.788.652	86,28%	
FINANCIAL SYSTEM	9.026.731	100,00%	

As of March 31st 2007, Core Deposits (US $1,210.050 Thousand) was US $195.530 thousand higher than the balance in the same period on March 31st, 2006 (US $1,014,520 thousand); this represents a 29.27% growth rate. It is important to highlight that 61.99% corresponds to Sight Deposits and 38.01% to Time Deposits.

The next exhibit shows the Core Deposits evolution of the last 12 months:

Evolution in Thousans of Dollars


1.350.000
1.200.000
1.050.000
900.000
750.000
600.000
450.000
300.000
150.000
0
1.014.520
1.210.050
19,27%
March 06
March 07

10 Capital Adequacy Ratio & Equity

Banco de Guayaquil Capital Adequacy ratio as of March, 2007 was 12.44%, which represents a Capital surplus of US $36,097 thousand; 344 basis points higher than Required Capital (9%).

Next table presents the Capital ratio for the top 10 banks as February 28th, 2007.

Capital Adequacy Ratio As of March 31, 2007

BANKS	RATIO	RANKINS
CITIBANK	14,50%	1
PACIFICO	13,20%	2
BOLIVARIANO	12,84%	3
PRODUBANCO	12,19%	4
GUAYAQUIL	11,67%	5
MACHALA	11,49%	6
INTERNACIONAL	11,26%	7
SOLIDARIO	11,25%	8
AUSTRO	11,24%	9
PICHINCHA	10,80%	10
TOP 10	11,77%	
FINANCIAL SYSTEM	12,10%	

Next exhibit presents Banco de Guayaquil's equity evolution of the last 12 months. Includes the accumulated earnings.

Evolution in Thousands of Dollars


150.000
135.000
120.000
105.000
90.000
75.000
60.000
45.000
30.000
15.000
0
102.096
125.544
22,97%
March 06
March 07

Next table presents the Risk Weighted Capital Ratio and how it was calculated as of March 31st, 2007.

Total Capital And Risk Weighted Assets

As of March 31, 2007 in Thousands of Dollars

	BANCO US$
CORE CAPITAL (TIER I)	
Paid-in capital	90.000
Legal reserve	8.194
RETAINED EARNINGS	-
(A) TOTAL CORE CAPITAL	**98.194**
SUPPLEMENTARY CAPITAL	
Convertible Securities	23.000
Reserve for equity restatement	1.227
Valuation surplus	6.770
Profits or accumulate surplus	447
Profits	10.631
Dividends paid in advance	-
SUPPLEMENTARY CAPITAL (TIER II)	42.075
(B) LIMITED SUPPLEMENTARY CAPITAL	
(C = A + B) TOTAL CAPITAL	**140.269**
MINUS	
Offshore office and Branches´s equity	
Entities´ proportional equity that regards regulations do not recuire Capital	
(D) DEDUCTIONS FROM CAPITAL	**9.675**
(E = C - D) TOTAL QUALIFYING CAPITAL	**130.594**
RISK WEIGHTED ASSETS & CONTINGENTS	
Risk weighted assets by 0.10	1.195
Risk weighted assets by 0.20	47.691
Risk weighted assets by 0.25	-
Risk weighted assets by 0.40	16.289
Risk weighted assets by 0.50	24.201
Risk weighted assets by 1.00	960.599
(F) TOTAL RISK WEIGTHED ASSETS & CONTINGENTS	**1.049.975**
POSITION, REQUIREMENT AND RELATION OF TECHNICAL EQUITY	
(G = F X 9%) REQUIRED CAPITAL	**94.498**
(H = E - G) SURPLUS OR DEFICIT OF REQUIRED CAPITAL	**36.097**
TOTAL ASSETS & CONTINGENTS (4%)	**73.015**
RISK WEIGHTED ASSET RATIO	**12,44%**

11 Profitability (ROE)

This ratio (Return on Equity) was calculated as the coefficient of the gross profits, before taxes and employees` participation divided by the average equity.

Banco de Guayaquil's ROE as of March 31st 2007, achieved a ratio of 36.07%; which compared to March 2006 shows an improvement of 332 basis points.

Profitability (Roe)
As of February 28, 2007

BANKS	RATIO	RANKING
PACIFICO	49,39%	1
AUSTRO	40,62%	2
GUAYAQUIL	36,07%	3
INTERNACIONAL	31,38%	4
BOLIVARIANO	26,99%	5
MACHALA	25,81%	6
PRODUBANCO	21,03%	7
PICHINCHA	14,94%	8
SOLIDARIO	9,71%	9
CITIBANK	5,38%	10
TOP 10	26,26%	
FINANCIAL SYSTEM	25,04%	

12 Operating Expenditures / Deposits

The ratio of total operational and personnel expenditures divided by the Average Deposits: Sight Deposits, Inter-bank funds borrowed, card holders' funds, repos, time deposits, Due to banks and other financial institutions and outstanding obligations; estimate the operational cost which a bank may pay to raise funds.

At March, 2007, Banco de Guayaquil's ratio was 6.47%, while the financial system average ratio was 8.54% in the same period; this represents the high efficiency level reached by Banco de Guayaquil.

Operating Expenditures/Deposits
As of February 28, 2007

BANKS	RATIO	RANKING
PACIFICO	5,43%	1
BOLIVARIANO	5,98%	2
INTERNACIONAL	6,30%	3
GUAYAQUIL	6,47%	4
PRODUBANCO	7,26%	5
CITIBANK	8,00%	6
AUSTRO	8,28%	7
PICHINCHA	8,42%	8
MACHALA	8,60%	9
SOLIDARIO	11,68%	10
TOP 10	7,93%	
FINANCIAL SYSTEM	8,54%	

13 Operating Expenditures / Assets

This ratio is calculated as the Operating Expenditures (Included Personnel) divided by the average assets. This ratio represents how costly is to increase Assets.

At March 2007, the Financial System average ratio was 6.63% and Banco de Guayaquil ratio was 5.85% in the same period. The technology level and the personnel capacity have a direct relation with this indicator.

Operating Expenditures/Assets
As of February 28, 2007

BANKS	RATIO	RANKING
PACIFICO	4,32%	1
BOLIVARIANO	5,20%	2
INTERNACIONAL	5,35%	3
GUAYAQUIL	5,85%	4
PRODUBANCO	6,07%	5
CITIBANK	6,73%	6
PICHINCHA	7,04%	7
AUSTRO	7,27%	8
MACHALA	7,45%	9
SOLIDARIO	10,13%	10
TOP 10	6,19%	
FINANCIAL SYSTEM	6,63%	

14 Operating Expenditures / Sales

This productivity ratio relates operational and employee expenditures with the total sales, financial and non financial. This ratio shows the operational expenditures the Bank has to incur to generate income.

At March 31st 2007, Banco de Guayaquil presents a ratio of 48.18%, compared to March 2006 ratio it shows an improvement of 148 basis points.

Operating Expenditures/Sales
As of February 28, 2007

BANKS	RATIO	RANKING
PACIFICO	28,92%	1
BOLIVARIANO	44,39%	2
INTERNACIONAL	45,39%	3
PICHINCHA	45,61%	4
SOLIDARIO	45,89%	5
GUAYAQUIL	48,18%	6
PRODUBANCO	48,66%	7
AUSTRO	50,21%	8
MACHALA	57,94%	9
CITIBANK	66,33%	10
TOP 10	44,84%	
FINANCIAL SYSTEM	44,59%	

Comparative Balance Shee



Comparative Balance Sheet

in Thousans of Dollars

ASSETS	MARCH 2006	MARCH 2007	ANUAL VARIATION AMOUNT	%H
AVAILABLE FUNDS	**313.839,76**	**444.645,53**	**130.805,77**	**41,68%**
INTER-BANK LENDING	**0,00**	**0,00**	**0,00**	**0,00%**
INVESTMENTS	**337.508,77**	**326.449,94**	**-11.058,83**	**-3,28%**
NEGOTIATION	158.534,05	149.006,04	-9.528,01	-6,01%
AVAILABLE FOR SALE	354,27	354,27	0,00	0,00%
UNTIL DUE	190.775,87	196.498,72	5.722,85	3,00%
RESTRICTED DISPONIBILITY	9.418,02	11.598,49	2.180,47	23,15%
ALLOWANCE FOR PROTECTION OF SECURITIES	-21.573,43	-31.007,58	-9.434,14	43,73%
LOAN PORTFOLIO	**572.044,37**	**732.602,96**	**160.558,59**	**28,07%**
CURRENT LOAN PORTFOLIO	573.968,06	736.439,61	162.471,56	28,31%
PORTFOLIO NOT ACCRUING INTEREST OR INCOME	6.419,92	5.619,59	-800,32	-12,47%
PAST DUE LOANS.	8.134,16	8.237,41	103,25	1,27%
ALLOWANCE FOR LOAN LOSSES	-16.477,76	-17.693,66	-1.215,90	7,38%
DEBTORS FOR ACCEPTATIONS	**15.337,66**	**15.923,85**	**586,19**	**3,82%**
ACCOUNTS RECEIVABLE	**49.348,80**	**54.591,38**	**5.242,58**	**10,62%**
FORECLOSED PROPERTY	**15.351,33**	**9.916,00**	**-5.435,32**	**-35,41%**
PROPERTY AND EQUIPMENT	**70.754,87**	**76.464,21**	**5.709,34**	**8,07%**
OTHER ASSETS	**54.581,21**	**51.198,04**	**-3.383,17**	**-6,20%**
TOTAL ASSETS	**1.428.766,77**	**1 711.791,92**	**283.025,14**	**19,81%**
NET CONTINGENT ACCOUNTS	**84.335,37**	**113.582,68**	**29.247,31**	**34,68%**
TOTAL ASSETS AND NET CONTIGENT ACCOUNTS	**1.513.102,15**	**1.825.374,60**	**312.272,45**	**20,64%**

LIABILITIES	MARCH 2006	MARCH 2007	AMOUNT	%H
CUSTOMER LIABILITIES	1.014.519,83	1.210.049,83	195.530,00	19,27%
INMEDIATE OBLIGATIONS	3.324,02	4.461,93	1.137,92	34,23%
OUTSTANDING ACCEPTANCES	15.337,66	15.923,85	586,19	3,82%
ACCOUNTS PAYABLE	29.280,08	31.416,29	2.136,20	7,30%
FINANCIAL OBLIGATIONS	243.666,23	297.629,09	53.962,87	22,15%
OUTSTANDING SECURITIES	4,02	4,02	0,00	0,00%
CONVERTIBLE SECURITIES AND EQUITY CONTRIBUTIONS	15.000,00	23.000,00	8.000,00	53,33%
OTHERS LIABILITIES	5 538,65	3.762,69	-1.775,95	-32,06%
TOTAL LIABILITIES	**1.326.670,49**	**1.586.247,71**	**259.577,22**	**19,57%**

EQUITY	MARCH 2006	MARCH 2007	AMOUNT	%H
EQUITY	70.000,00	90.000,00	20.000,00	28,57%
PREMIUM OR DISCOUNT IN SHARE ISSUED	0,00	0,00	0,00	0,00%
RESERVES	7.541,54	9.421,14	1.879,61	24,92%
PAID IN CAPITAL	0,00	0,00	0,00	0,00%
CAPITAL SURPLUS	16.513,12	15.045,41	-1.467,71	-8,89%
RESULTS	30,92	446,68	415,76	1344,69%
PERIOD RESULTS	8.010,71	10.630,97	2.620,26	32,71%
TOTAL EQUITY	**102.096,29**	**125.544,21**	**23.447,92**	**22,97%**
TOTAL LIABILITIES AND EQUITY	**1.428.766,77**	**1.711.791,92**	**283.025,14**	**19,81%**

Profit and Loss Statemen



Profit and Loss Statement

Strutural Analysis Thousans of Dollars

INCOME	MARCH 2006	MARCH 2007	ANUAL VARIATION AMOUNT	%H
INTEREST EARNED	**19.684**	**25.698**	**6.014**	**30,55%**
LOANS	16.895	21.237	4.342	25,70%
INVESTMENT	2.789	4.461	1.672	59,95%
COMMISSIONS EARNED	**2.050**	**2.526**	**476**	**23,20%**
EARNINGS BY SUBSIDIARY COMPANIES	**588**	**1.004**	**416**	**70,67%**
TRANSACTIONAL INCOME	**15.418**	**17.787**	**2.368**	**15,36%**
BANKING SERVICES	7.192	8.165	974	13,54%
CREDIT CARDS	8.226	9.621	1.395	16,95%
OTHER INCOME	**385**	**302**	**-83**	**-21,60%**
TOTAL INCOME	**38.126**	**47.316**	**9.191**	**24,11%**

EXPENSES	MARCH 2006	MARCH 2007	ANUAL VARIATION AMOUNT	%H
INTEREST EXPENSES	**6.858**	**11.220**	**4.362**	**63,60%**
COMMISSION PAID & ACCRUED	**412**	**612**	**200**	**48,48%**
OPERATING EXPENSES	**10.261**	**12.822**	**2.561**	**24,96%**
CONTRIBUTIONS	**1.943**	**2.318**	**375**	**19,33%**
TRANSACTIONAL EXPENSES	**4.320**	**6.044**	**1.724**	**39,91%**
BANKING SERVICES	1.061	1.673	612	57,66%
CREDIT CARD	3.259	4.371	1.112	34,12%
DEPRECIATIONS	**1.214**	**1.602**	**388**	**31,94%**
OTHER EXPENSES	**890**	**937**	**47**	**5,30%**
TOTAL EXPENSES	**25.899**	**35.556**	**9.658**	**37,29%**
NET OPERATING MARGIN	**12.227**	**11.760**	**-467**	**-3,82%**
EXTRAORDINARY INCOME	**621**	**3.610**	**2.989**	**481,20%**
PROVISIONS AND AMORTIZATIONS	**4.837**	**4.740**	**-98**	**-2,02%**
"PROFITS BEFORE EMPLOYEES PROFIT SHARING AND TAX PROVISIONS"	**8.011**	**10.631**	**2.620**	**32,70%**

New Agencies


BANCO DE GUAYAQU
M U L T I B A N C

At the moment Banco the Guayaquil is one of the two top banks with the best geographical coverage because of its 126 offices in 34 cities of Ecuador. In 2007, Banco de Guayaquil will continue growing; 12 offices that include the new more modern and innovator change of image, will be open.

BG the first ATM network in Ecuado


Efectiva
BANCO DE GUAYAQUIL
Esteban Pérez F.
1241-8569-2369-1025
12/07
Maestro

Everyday closer. Banco de Guayaquil has at the moment 490 ATM nation wide. As a result, it continues to facilitate card holder's transactions with the first ATM network in Ecuador. Banco de Guayaquil processes almost 20 million transactions every year through this channel.

Electronic Banking


BANCO DE GUAYAQUIL

Through electronic banking, Banco de Guayaquil reaches approximately 65% of population, with 24 hours, 365 days service through ATMs, Internet Banking, Mobile Telephone Banking and Telephone Banking (1700-2424242 line). As a result, the customer feels Banco de Guayaquil is always available, by their side.

New Servicie
"Risk Center Information"


Consulta Central de Riesgo
La historia de crédito es una de las herramientas de análisis que usted puede utilizar para hacer todo tipo de consultas, de esta manera podrá solicitar algún crédito de acuerdo a la situación que se encuentre en la Central de Riesgo. Su historia de crédito es su mejor carta de presentación
"Consulte su historial de crédito, con toda comodidad a través del Banco de Guayaquil."

Through Banco de Guayaquil webpage, all our customers can access in a quick and simple way their present credit risk ratings with: Banks, Financial Institutions, Credit Card Issuers, Cooperatives, Commercial Stores and Mobile Telephone Companies. Customers can also access credit ratings registered at Superintendencia de Bancos; this allows our customers to have an efficient control on their debts and obligations.

Approximately 550,000 customers can have access to a consult available 24 hours, from any place in Ecuador and the world, through the Banks webpage: **www.bancoguayaquil.com.**

Banco de Guayaquil Stock



CORPORACION CIVIL
BOLSA DE VALORES
DE GUAYAQUIL

CERTIFICADO

Revisado los datos estadísticos que reposan en esta institución, correspondientes al primer trimestre del año 2007, consta que la Acción del Banco de Guayaquil S.A., se ha constituido en la acción con el Mayor Índice de Presencia Bursátil en la Bolsa de Valores de Guayaquil, habiendo participado en el 100% de las Ruedas de Negociación efectuadas.

Guayaquil, 16 de abril del 2007

Atentamente,

Ab. RODOLFO KRONFLE AKEL
Director General (e)
Presidente del Directorio

The most traded Stock



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Capitalización Búrsatil (miles de dólares)
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Precio Acción
175.000
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Capitalización Búrsatil (miles de dólares)
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END